5/28


03050876

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advent Communications Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3675 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/29/03

82-3675

ADVENT COMMUNICATIONS CORP.



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Advent Communications Corp. (the "*Company*") will be held at 2550 - 555 West Hastings Street, Vancouver, British Columbia on Wednesday, the 18th day of June, 2003 at 10:00 a.m. for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended December 31, 2002, together with the auditors' report thereon and the report of the directors of the Company.

2. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. To approve the Company's 2003 Stock Option Plan (the "*Plan*"), which shall be limited to 10% of the issued shares of the Company at the time of any granting of options.

4. To approve, by disinterested shareholders, reductions in the exercise prices of previously granted options held by insiders, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

5. To authorize the Company to enter into private placement transactions which may result in the creation of a new Control Person, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

6. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

7. To elect Directors for the ensuing year.

8. To consider, and if deemed advisable, pass the following Special Resolution:

   "**RESOLVED**, by Special Resolution, that the Company be authorized to consolidate its share capital on the basis of up to five old shares for one new share, as determined by the directors, so that the authorized share capital is altered from 100,000,000 common shares without par value, of which 12,691,556 shares are issued, to 20,000,000 common shares, of which up to 2,538,311 shares are issued."

9. To consider, and if deemed advisable, pass the following Special Resolution:

   "**RESOLVED**, by Special Resolution, that the Company be authorized to increase its authorized share capital from 20,000,000 common shares without par value or such other amount of authorized capital as exists after the rollback to 100,000,000 common shares without par value."

10. To consider, and if deemed advisable, pass the following Special Resolution:

    "**RESOLVED**, by Special Resolution, that the name of the Company be changed to "*Advent Wireless Inc.*", or such other name as may be approved by the Directors of the Company and by regulatory authorities, that such name change be effected at such time as may be determined and approved by the Directors of the Company, and that the Memorandum and Articles of the Company be altered accordingly, wherever the name of the Company appears therein."

11. To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 20th day of May, 2003.

BY ORDER OF THE BOARD

"VICTOR CHUI"
President

INFORMATION CIRCULAR
FOR THE MEETING OF SHAREHOLDERS
OF ADVENT COMMUNICATIONS CORP.
TO BE HELD ON JUNE 18, 2003

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT of **Advent Communications Corp.** (the "*Company*") for use at the Annual General Meeting of the shareholders of the Company (the "*Meeting*") to be held at Suite 2550 - 555 West Hastings Street, Vancouver, British Columbia, and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Pacific Corporate Trust Company not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting. The mailing address for Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 and its fax number is (604) 689-8144. Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with the Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on May 18, 2003 as the record date (the "*Record Date*") for the Meeting. Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

PRINCIPAL HOLDERS OF SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 12,691,556 are issued and outstanding. The Company has no other class of voting securities.

Holders of the outstanding shares in the capital of the Company on the record date, will on a poll or ballot be entitled to such votes per share as provided by the articles and memorandum, provided they are present in person or by proxy.

To the knowledge of the management of the Company, no members beneficially own, directly or indirectly, or exercise control or direction, over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

SHAREHOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and officers of the Company are soliciting proxies by issuance of the within circular. Those persons, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Shares
Victor Chui	President and Director	1,070,000
Anthony Kei-Fat Chan	Director	595,834
Edgar Pang	Secretary and Director	333,900
Sin-Kuen Yau	Director	150,000
Pang Gen Wong	Director	421,333

ADVANCE NOTICE OF MEETING

An advance Notice of Meeting was published in a Vancouver newspaper on April 16, 2003.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2002 will be placed before the Meeting for approval by the shareholders.

REMUNERATION OF MANAGEMENT AND OTHERS

FORM 51-904F
BC SECURITIES ACT AND REGULATIONS

SUMMARY COMPENSATION TABLE

The following table sets out the compensation earned by each of the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Occupation (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Victor Chui President, and CEO	2002 2001 2000	50,508.16 48,000.54 48,000.57	nil nil nil	nil nil nil	nil nil 175,000	nil nil nil	nil nil nil	nil nil nil

LONG TERM INCENTIVE PLANS-AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company did not make any awards to the Named Executive Officers under its Long-Term Incentive Plans during the most recently completed fiscal year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

No options were granted to the Named Executive Officers during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

No options were exercised by any Named Executive Officer during the most recently completed financial year.

COMPENSATION OF DIRECTORS

(a) There are no stated arrangements under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as Directors.

(b) There are no other arrangements in addition to or in lieu of any standard arrangement under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as Directors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, senior officer, proposed nominee for Director or any associate or affiliate of any of them has been indebted to the Company for other than routine indebtedness.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Ratification Of Acts Of Directors

The management of the Company intends to proposed a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

B. Stock Option Plan

On August 21, 2002, the TSX Venture Exchange (the "*Exchange*") published its revised Corporate Finance Manual. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has no stock option plan and has previously granted stock options on an individual basis. Prior to the Meeting date, the Directors of the

Company will, subject to shareholder and regulatory approval, consider and approve a stock option plan (the "*Plan*"). The Plan shall consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company at Suite 301 – 455 Granville Street, Vancouver, BC V6C 1T1 or at Devlin Jensen, Barristers & Solicitors, the registered offices of the Company, at Suite 2550 – 555 West Hastings Street, Vancouver, BC V6B 4N5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2003 stock option plan (the "*Plan*") be and it is hereby adopted and approved;

2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;

3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

C. Disinterested Shareholder Approval To Certain Amendments To Incentive Stock Options Held By Insiders

Exchange policy also requires that listed companies obtain the approval of disinterested shareholders[1] for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider of the listed corporation at the time of the proposed amendment, prior to the exercise of such options. This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since the last Annual General Meeting, held June 20, 2002, the approval of disinterested shareholders will be sought at the Meeting for reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

D. Advanced Shareholder Approval To Private Placements

The Company from time to time investigates opportunities to raise financing on advantageous terms. The Company may undertake one or more financings over the next year and expects that some or all of them may be structured as private placements.

Under the policies of the Exchange, shareholder approval will be required if the issuance of shares pursuant to such a private placement, including any shares issued on conversion of a warrant or convertible security forming a part of the private placement, will result in, or is part of a transaction that will result in, the creation of a new Control Person[2] (the "*Control Person Rule*"). Such shareholder approval may be by ordinary resolution at a general meeting or by the written consent of shareholders holding more than 50% of the issued listed shares of the issuer, so long as they are not the placees or non arm's-length parties of the placees.

---

1 The requirements of TSX Venture Exchange Policy 4.4, entitled "*Incentive Stock Options*", provide that the approval of disinterested shareholders is obtained by approval by a majority of votes cast by all shareholders at the shareholders' meeting, excluding votes attaching to shares beneficially owned by:

(a) insiders to whom options may be granted pursuant to the Plan; and

(b) associates of persons referred to in (a) above;

and that the holders of non-voting and subordinate voting shares must be given full voting rights on a resolution that requires disinterested shareholder approval.

2 "*Control Person*" means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

The application of the Control Person Rule may restrict the availability to the Company of funds which it may wish to raise in the future by way of private placements of its securities.

The Company is accordingly seeking advance approval from its shareholders for private placements that might fall within the Control Person Rule. Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the pricing and other policies of the Exchange relating to private placements.

In anticipation that the Company may wish to enter into one or more private placements prior to the next meeting of shareholders of the Company that could result in the creation of a new Control Person, the shareholders of the Company will be asked to pass the following ordinary resolution:

> "**RESOLVED THAT** the Directors be granted a general authority to enter into one or more private placement agreements, from the date hereof until the next meeting of shareholders of the Company, that results in the creation of a new Control Person, on such terms as may be accepted by the TSX Venture Exchange."

E. Appointment Of Auditors

The management of the Company will recommend to the Meeting to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company and to authorize the Directors to fix their remuneration.

F. Election Of Directors

It is proposed that the persons listed below be nominated for election as Directors at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next annual general meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as Directors, all positions and offices with the Company now held by them, their principal occupations, the periods during which they have served as Directors of the Company, and the number of voting shares of the Company beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of May 15, 2003.

Name	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
VICTOR CHUI West Vancouver, BC **President and a Director**	General Manager, Am-Call Wireless Inc., 1991 to present; General Manager, Arnold Trading Co. (Canada) Ltd., 1989 to 1990	Apr. 24/92	1,070,000
ANTHONY KEI-FAT CHAN Coquitlam, BC **Director**	Vice President, Am-Call Wireless Inc., 1993 to Present; Banking Sub-Manager and Head of Credit Department, Shanghai Commercial Bank Ltd., 1969 to 1992	Apr. 24/92	595,834
EDGAR PANG Markham, Ontario **Secretary and a Director**	Vice-President - Finance, Am-Call Wireless Inc., 1991 to present; Vice-President - Loans, Hang Seng Bank, 1990 to 1991; Vice-President, Branch Manager, Ka Wah Bank, 1979 to 1990	Apr. 24/92	333,900

SIN-KUEN YAU Vancouver, BC **Director**	Sales Manager, Am-Call Wireless Inc., 1992 to present; Sales Manager, Vantel Trading, 1990 to 1992; Operations Manager, East Asia Professional Photo Lab, 1979 to 1990	Apr. 24/92	150,000
PANG GEN WONG Richmond, BC **Director**	Vice President, Am-Call Wireless Inc., 1995 to Present; Sales Manager, CSC, a subsidiary of Hong Kong Telecom, 1985 to 1995	Apr. 2/03	421,333

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the Directors are ordinarily resident in Canada.

H. Share Consolidation

The Company wishes to obtain, by Special Resolution, shareholder approval and authorization to consolidate its authorized share capital on up to a five old for one new basis, such that the authorized share capital is altered from 100,000,000 common shares of which 12,691,556 shares are issued, to 20,000,000 common shares of which 2,538,311 shares are issued. Under the _Company Act_ (British Columbia), a share consolidation requires the approval of the shareholders by way of special resolution.

I. Alteration of Authorized Share Capital

The Company wishes to obtain, by Special Resolution, shareholder approval and authorization to increase its authorized share capital from 20,000,000 common shares without par value or such other amount of authorized capital as exists after the rollback to 100,000,000 common shares without par value. Under the *Company Act* (British Columbia), a change in authorized capital requires the approval of the shareholders by way of special resolution.

J. Name Change

The Company wishes to effect, by Special Resolution, a name change of the Company to "*Advent Wireless Inc.*", or such other name as may be approved by the Directors of the Company and by regulatory authorities, that such name change be effected at such time as may be determined and approved by the Directors of the Company, and that the Memorandum and Articles of the Company be altered accordingly, wherever the name of the Company appears therein. Under the *Company Act* (British Columbia), a name change requires the approval of shareholders by way of special resolution.

K. Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company, not effecting a change in control of the Company, or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, this 20th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF
ADVENT COMMUNICATIONS CORP.

"VICTOR CHUI"
President

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Advent Communications Corp.	Dec 31,2002	May 5, 2003

ISSUER ADDRESS
#1103-3779 Sexsmith Road,

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond, B.C. V6X 3Z9	(604)2798868	(604)279-0880

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
VICTOR CHUI	President	(604)279-8868

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@advent-comm.com	www.advent-comm.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Anthony Chan	03/05/05
[signature]	Victor Chui	03/05/05

Advent Communications Corp.

Consolidated Financial Statements
December 31, 2002 and 2001



PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

March 21, 2003

Auditors' Report

To the Shareholders of
Advent Communications Corp.

We have audited the consolidated balance sheets of **Advent Communications Corp.** as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Advent Communications Corp.
Consolidated Balance Sheets
As at December 31, 2002 and 2001

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	1,641,978	1,519,350
Accounts receivable	747,682	429,813
Inventories	462,625	306,919
Prepaid expenses	60,811	27,316
	2,913,096	2,283,398
Property and equipment (note 3)	1,290,521	1,312,207
	4,203,617	3,595,605
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,864,219	1,273,912
Deferred revenue	88,873	169,292
Mortgage loans (note 5)	597,618	56,011
	2,550,710	1,499,215
Customer deposits	8,181	20,279
Advances from shareholders (note 4)	1,000,000	900,000
Mortgage loans (note 5)	-	591,119
	3,558,891	3,010,613
Shareholders' Equity		
Capital stock (note 6)	2,691,160	2,691,160
Deficit	(2,046,434)	(2,106,168)
	644,726	584,992
	4,203,617	3,595,605

Nature of operations (note 1)

Commitments (note 9)

Contingent liability (note 10)

Approved by the Board of Directors

_______________ Director

_______________ Director

Advent Communications Corp.

Consolidated Statements of Deficit

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Deficit - Beginning of year	(2,106,168)	(1,953,846)
Net earnings (loss) for the year	59,734	(152,322)
Deficit - End of year	(2,046,434)	(2,106,168)

Advent Communications Corp.

Consolidated Statements of Earnings

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Revenue	9,636,772	8,444,892
Cost of sales	7,101,362	6,246,578
	2,535,410	2,198,314
Expenses		
General and administration	2,287,863	2,123,197
Bank charges and interest	93,804	102,907
Depreciation	56,889	78,014
Interest on mortgage loans	37,120	46,518
	2,475,676	2,350,636
Net earnings (loss) for the year	59,734	(152,322)
Earnings (loss) per share (note 7)		

Advent Communications Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Cash flows from operating activities		
Net earnings (loss) for the year	59,734	(152,322)
Items not affecting cash		
Depreciation	56,889	78,014
(Gain) loss on disposal of property and equipment	(6,026)	10,087
	110,597	(64,221)
Changes in non-cash working capital		
Accounts receivable	(317,869)	329,022
Inventories	(155,706)	45,188
Prepaid expenses	(33,495)	(3,440)
Accounts payable and accrued liabilities	590,307	73,024
Deferred revenue	(80,419)	(100,963)
	2,818	342,831
	113,415	278,610
Cash flows from investing activities		
Purchase of property and equipment	(51,675)	(58,359)
Proceeds from disposal of property and equipment	22,500	85,000
	(29,175)	26,641
Cash flows from financing activities		
Decrease in customer deposits	(12,098)	(17,836)
Advances from shareholders	200,000	610,000
Repayment of advances from shareholders	(100,000)	(10,000)
Repayment of mortgage loans	(49,514)	(40,022)
	38,388	542,142
Increase in cash and cash equivalents	122,628	847,393
Cash and cash equivalents - Beginning of year	1,519,350	671,957
Cash and cash equivalents - End of year	1,641,978	1,519,350
Supplementary cash flow information		
Taxes paid	2,008	-
Interest paid	55,724	74,864
Interest received	6,953	19,216

1 Nature of operations

These consolidated financial statements of the company have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. The company's ability to continue as a going concern is dependent upon the ability of the company to renew existing financing, maintain profitable operations, and continue its relationship with Rogers AT&T (note 11). Management continues to review the company's revenue generating activities and its expenditure level to increase net cash inflows. Management believes that these actions and the continued support of related parties make the use of the going concern basis appropriate. The consolidated financial statements do not give effect to any adjustments that would be necessary should the company not be able to continue as a going concern; such adjustments could be material.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Communications Corp. and its wholly owned subsidiaries, Am-Call Wireless Inc. and EZ Page Communications Inc. (collectively, the company).

On July 31, 2001, EZ Page Communications Inc. was dissolved.

Revenue recognition

The company earns revenue from several sources. The principal sources of revenue to the company and recognition of these revenues for financial statement purposes are as follows:

a) Sales of cellular phones, pagers, and related products are recognized when goods and services are delivered.

b) Monthly commission revenue in connection with cellular phones activation is recorded in the month in which they are earned.

c) Pager and airtime rental is recognized as revenue when services are provided.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, such deposits are not likely to be refunded within the next 12 months in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the company adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by issuance of equity instruments. The company did not grant any stock-based compensation or other stock-based payments during the year ended December 31, 2002. The application of this standard has had no impact on the financial statements.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising from the acquisitions of assets or business may result in future income tax liabilities or assets.

3 Property and equipment

			2002	2001
	Cost $	Accumulated depreciation $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	685,651	140,974	544,677	567,372
Leasehold improvements	142,051	94,895	47,156	39,293
Paging services operating system and terminal	129,207	115,208	13,999	33,165
Furniture, fixtures and equipment	134,795	117,146	17,649	25,279
Computer hardware	87,250	52,427	34,823	16,726
Signs	56,126	37,641	18,485	16,640
	1,848,812	558,291	1,290,521	1,312,207

4 Advances from shareholders

Advances from certain shareholders bear interest at 5% (2001 - 7%) and have no fixed terms of repayment. These shareholders have confirmed that they have no intention of demanding repayment of these advances during the next 12 months. Accordingly, these advances have been classified as a non-current liability on the balance sheet.

During the year, $48,751 (2001 - $55,975) of interest was expensed.

5 Mortgage loans

	2002 $	2001 $
Mortgage with interest at prime plus 0.75% and term ending September 30, 2003, monthly repayments of $1,072 including interest, amortized over 17 years, secured by retail premises	123,390	130,003
Mortgage with interest at prime plus 0.875% and term ending September 30, 2003, monthly repayments of $3,150 including interest, amortized over 12 years, secured by retail premises	293,124	315,512
Mortgage with interest at prime plus 1% and term ending October 16, 2003, monthly principal repayments of $917 plus interest, amortized over 10 years, secured by retail premises	108,258	119,262
Mortgage with interest at prime plus 1% and term ending August 1, 2003, monthly principal repayments of $792 plus interest, amortized over 8 years, secured by retail premises	72,846	82,353
	597,618	647,130
Less: Current portion	597,618	56,011
	-	591,119

The mortgage loans have various amortization terms ranging from 8 to 17 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates.

Principal payments in each of the next five years are as follows:

	$
2003	51,236
2004	52,830
2005	54,505
2006	56,269
2007	58,123
Thereafter	324,655
	597,618

The mortgage loans are classified as current in 2002 because they are repayable on demand from the company's lender.

6 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 2002 and 2001	12,691,556	2,691,160

a) Private placement

In May 2000, the company issued 500,000 shares at $0.40 per share for $200,000 to a director and to an employee of the company. Each share has an outstanding warrant that entitles the holder to purchase an additional common share of the company at an exercise price of $0.45. These warrants expired unexercised in June 2002.

b) Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002.

These options expired unexercised in February 2002.

A summary of the company's stock option plan as of December 31, 2002 and 2001 and changes during the years ended on those dates is presented below:

	2002		2001	
	Number of shares ('000)	Weighted average exercise price $	Number of shares ('000)	Weighted average exercise price $
Outstanding - Beginning of year	1,165	0.65	1,165	0.65
Forfeited or cancelled	(1,165)	(0.65)	-	-
Outstanding - End of year	-	-	1,165	0.65

During the year, all of the company's outstanding stock options expired.

Options outstanding and exercisable at December 31, 2001

Exercise price $	Number of shares ('000)	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.65	1,165	0.17	0.65

7 Earnings (loss) per share

	2002 $	2001 $
Net earnings (loss) applicable to common shares	59,734	(152,322)
Weighted average number of common stock outstanding	12,691,556	12,691,556
Effect of diluted stock options and warrants	-	-
Weighted average number of diluted common stock outstanding	12,691,556	12,691,556
Basic earnings (loss) per share	0.01	(0.01)
Diluted earnings (loss) per share	0.01	(0.01)

8 Income taxes

a) Net future income tax assets comprise the following:

	2002 $	2001 $
Non-capital losses (note 8(b))	155,000	191,000
Property and equipment	40,000	56,000
Subscriber base	36,000	44,000
	231,000	291,000
Valuation allowance	(231,000)	(291,000)
	-	-

Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

b) The company has accumulated losses for income tax purposes that may be deducted in the calculation of future taxable income. These non-capital losses will expire as follows:

	$
2004	48,000
2005	82,000
2006	2,000
2008	258,000
	390,000

The tax benefits of these net losses have not been recognized.

9 Commitments

The company has entered into leases for seven retail and office premises that expire between 2003 and 2007. Minimum lease payments are as follows:

	$
2003	86,670
2004	93,523
2005	87,202
2006	78,996
2007	46,348
	392,739

The company has an operating line of credit of $180,000 guaranteed by a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5% (2001 - prime plus 1.5%).

In May 2002, the company entered into a purchase and sale agreement for the purchase of a retail location for $148,800. As at December 31, 2002, a balance of $119,040 is payable upon the closing date of the contract.

10 Contingent liability

The company is a defendant in a legal action regarding a breach of an investor relations agreement. The plaintiff is seeking restitution and damages in the amount of $206,000. The outcome of the legal action and the liability, if any, of the company could not be determined at year-end.

On January 29, 2003, the company received Oral Reasons for Judgment from the Supreme Court of British Columbia stating the plaintiff's action is dismissed. The company has been informed that the plaintiff intends to appeal this decision. The outcome of this potential legal action and the liability, if any, of the company cannot be determined at this time.

11 Financial instruments

Fair values of financial assets and liabilities

In management's opinion, the book values of financial assets and liabilities approximate the fair values of these instruments. The following summarizes the major methods and assumptions used in estimating the fair value of financial instruments:

a) Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair values due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accounts receivable, operating line of credit, accounts payable and accrued liabilities, and mortgage loans.

b) The advances from shareholders are valued at their carrying amount included in the balance sheet. Fair value is not practicable to estimate because the advances are non-arm's length and without specific terms of repayment.

c) Rates currently available to the company for mortgage loans with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows.

Interest rate risk exposure

All of the company's financial assets and liabilities are non-interest bearing except cash and cash equivalents, which bear a floating interest rate, and advances from shareholders, mortgage loans, and the operating line of credit, which bear interest as described in notes 4, 5 and 9 respectively.

Credit risk and economic dependence

For the year ended December 31, 2002, the company earned a significant portion of its revenue from Rogers AT&T. The company's exposure to credit risk is limited to the carrying value of its accounts receivable. As at December 31, 2002, approximately 96% (2001 - 92%) of the accounts receivable balance and 57% (2001 - 61%) of revenues for the year then ended were derived from Rogers AT&T, a subsidiary of Rogers Communications Inc.

ADVENT COMMUNICATIONS CORP.

Schedule B

SUPPLEMENTARY INFORMATION

1. Year-to-date requirements

(a) Deferred costs, exploration and development

Deferred revenue represents payments received in advance from customers for pager rental and monthly airtime charges.

(b) General and administration

Marketing and promotion		
Advertising & Promotion	$	363,906
Entertainment		12,709
	$	376,615
Office and miscellaneous		
Office	$	139,659
Telephone		49,367
Miscellaneous		7,822
	$	196,848
Cost of sales		
Cellular phones	$	7,012,373
Pagers		9,014
Paging airtime charges		79,976
	$	7,101,362
Business development	$	109,730

(C) Expenditure to non-arm's length parties

Advances from shareholders bear interest at 5% per annum and have no specific terms of repayment.

2. For the quarter ended December 31, 2002

(a) Securities issued

None

(b) Options granted

None

3. As at December 31, 2002

(a) Authorized and issued share capital

Authorized – 50,000,000 common shares
Issued and Outstanding – 12,691,556

(b) Summary of options, warrants and convertible until June 12, 2002

1,165,000 stock options at an exercise price of $0.65 per share, which have been expired on February 17, 2002.

500,000 share purchase warrants at a price of $0.45 per share have been expired on June 1, 2002.

(c) Shares in escrow or subject to pooling

None

(d) List of directors

Directors	**Officers**
Victor Chui	President
Anthony Kei-Fat Chan	
Sin-Kuen Yau	
Edgar Pang	Secretary

ADVENT COMMUNICATIONS CORP.

Schedule C

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Advent Communications Inc. (together with its wholly owned subsidiaries, the "Company") is an independent specialty retailer of cellular and wireless products, services and accessories, with 11 stores in Canada (6 in Toronto and 5 in Vancouver). The Company's stores seek to offer one-stop shopping for consumers to purchase cellular, personal communication services ("PCS"), paging, and other wireless products and services and related accessories.

The Company's business strategy is to offer a wide range of wireless products and services at competitive prices, through conveniently located and attractively designed stores. The Company has historically focused on the ethnic Asian market, supported by knowledgeable customer service representatives that speak both English and Chinese.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscriptions with a lower cancellation rate.

The Company's stores typically sell up to 20 different makes and models of cellular and PCS phones and pagers and over 100 stock keeping units ("SKUs") of wireless products and accessories, such as handsfree headsets, batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs.

The Company's revenues are generated principally from three sources:

EQUIPMENT AND SERVICE PLAN SALES

Equipment and service plan sales involve: (i) the sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets; (ii) activation commissions the Company receives from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's service; and, (iii) cellular residual payments, which are based upon a percentage (5% to 8%) of the customers' monthly service charges.

PAGER AND AIR-TIME RENTAL

The Company receives monthly payments made by its paging customers and paging carriers. Paging revenues are received on a monthly basis directly from pager customers for the pager airtime that the Company provides from paging carriers from which the Company buys wholesale air-time and then resells it to individuals and small businesses. In addition, the Company collects a fee on pagers rented to its subscribers. Such paging equipment rental customers have been declining in recent years.

OTHER INCOME

Other income consists of miscellaneous repair work, cellular programming fees, interest on overdue accounts and other services charges.

RESULTS OF OPERATIONS

REVENUES increased 14% from $8,444,892 in 2001 to $9,636,772 in 2002. The increase in revenues was due to increases in phone sales, net of a decline in pager sales, airtime and rental income.

The total number of paging and cellular (revenue) subscribers increased by 21% from 28,379 at the end of 2001 to 34,338 at the end of 2002. Although the paging subscriber base has continued to decrease due to the declining of paging industry, the Company's cellular residual (revenue) subscriber base has increased by 25%. The decreased cost and increased market penetration of cellular and PCS communications products has also led to a decline in new paging customers and an increase in paging subscriber turnover. This contributed to a decline in the pager rental revenues during the year.

GROSS PROFIT increased by $337,096, or 15% to $2,535,410 in fiscal 2002 from $2,198,314 in fiscal 2001. As a percentage of total net revenues, gross profit margins remained unchanged of 26% in 2001 and 2002.

EXPENSES

General and administration expenses were increased by $164,666 or 8% from $2,123,197 in 2001 to $2,287,863 in 2002. The increase in expenses was primarily due to 58% increase in advertising and promotion expenses.

As a percentage of total revenues, general and administrations expenses decreased to 24% of revenues in 2002 from 25% in 2001. The decrease was a result of both higher revenues and the lower operating expenses, which has resulted in a larger, more efficient operation.

The Company spent $109,730 on development and maintenance of Internet websites ***www.i2828.com*** and *Am-Call Long Distance Global Call Forwarding Service* that were included as General and Administration Expenses.

DEPRECIATION decreased by $21,125 or 27% to $56,889 in 2002 from $78,014 in 2001. The decrease in depreciation was attributable to disposal of capital assets and a lower balance of capital assets held during the year than in 2002.

BANK CHARGES AND INTEREST EXPENSE on long-term debt obligations and mortgage loans decreased by $18,501 or 12% to $130,924 in 2001 from $149,425 because of a decrease of interest rate in 2002.

NET INCOME (LOSS) increased by $212,056 or 139% to a profit of $59,734 (0.5¢ per share) in 2002 from ($152,322) (1¢ per share) in 2001. The Company did not have any income taxes payable during the year as a result of utilizing tax losses carried forward from prior years.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements have been primarily to fund its increased inventory requirements and other working capital items, and build-out costs for the new Internet business. The Company has financed its liquidity needs through a combination of borrowings, equity capital contributions from the issuance of treasury stock and cash provided by operations.

The Company's working capital was decreased by $421,797 to $362,386 at December 31, 2002 from working capital of $784,183 at December 31, 2001. The decrease in working capital was caused primarily by classifying the mortgage payable balance as current liability in accordance with CICA Handbook. Accounts receivable and inventory increased $473,575 to $1,210,307 at December 31, 2002 from $736.732 at December 31, 2001. The increase in inventory was due to increase of sales of cellular phones. The increase in accounts receivable was mainly due to increased sales of cellular phones with activation commission in December 2002. Accounts payable increased by $584,307 to $1,864,219,the increase was due to increase of purchases of Rogers AT &T phones in order to cope with the increase in sales at December 31, 2002 from $1,273,912 at December 31, 2001.

The Company's net cash from operating activities decreased by $165,195 to $113,415 for the year ended December 31, 2002 compared to net cash from operating activities of $278,610 for the year ended December 31, 2001. The increase in net cash from operating activities resulted primarily from increases in accounts payable, offset by increase in accounts receivable and inventories.

The Company's net cash provided from (required by) investing activities decreased to ($29,175) in the year ended December 31, 2002 from $76,641 in the year ended December 31, 2001. The decrease in cash from investing activities was primarily attributable to net purchase of property and equipment.

The Company's net cash provided by financing activities decreased to $38,388 in 2001 from $542,142 in 2001, the decrease was primarily due to decrease in advances from shareholders.

The Company had cash and cash equivalents of $1,641,978 at December 31, 2002, an increase of $122,628 from the cash balance of $1,519,350 at December 31, 2001.

FUTURE OUTLOOK AND NEW DEVELOPMENTS

The paging industry will continue to decline, the Company will not expand its paging business but it will continue to sell pagers and paging services in its existing retail stores.

With the new technologies such as GPRS (General Packet Radio Service) and 3-G (third generation of mobile), the cellular industry will be still growing very fast in the coming years. The cellular penetration in Canada is very low compared with European countries, Hong Kong, Japan, Singapore and U.S.A.; the Company anticipates that the cellular phone sales will grow rapidly in the rate of double digits in 2002 Cellular phones are now not limited for voice communications, data wireless communications will take off soon in next two years. The growth opportunities for data wireless applications will be tremendous which will generate good future revenue for the Company.

The Company has already committed to open another three new retails in stores, one in British Columbia and two in Ontario.

The number of members for community site *www.i2828.com* is still increasing; the Company is exploring opportunities for seeking interest because advertisers and e-commerce business. The Company is now offering a lot of features to attract more new members.

Personal Page
Members can place photos on their personalized Web pages and have their friends visit and sign their guest books.

Web E-mail
Each member will have access to a free E-mail account with features that include storage space of up to a maximum of 50 megabytes, and notification by PCS or a wireless device upon receipt of new E-mail messages.

E-messaging
Members can stay in touch and communicate with their friends while on-line by sending and receiving instant messages.

E-reminder
Members can set up their own personal calendar and schedules to remind themselves of important events and appointments via E-mail and/or wireless devices notifications.

Forum/Message Board
This feature allows members to voice their opinions and communicate with other ***i2828.com*** members and to chat with other members at the same time.

E-cards
This feature allows members to crate their own greeting cards (in ***Flash*** format) and send the cards to their friends over the Internet.

Points and Awards
Members can earn ***i2828.com*** points while surfing the ***i2828.com*** Web site, and redeem the points for prizes.

E-Chat
Chat rooms allowing members to chat online on their common interested topics, members can also create their own private rooms to discuss topics with their member friends.

Multi-Player Games
Members can play on-line games with other i2828 members and chat with other members at the same time. They can also earn points and compete for top scores. The popular games are B1G2, PHOTOHUNT and PACMAN.

Photo Gallery and Albums
Members can create their own photo albums and show them to their friends and family members. They can also use their photos in their own personal photos in their personal pages, forums and message boards. Members can also use their own photos for creating their own e-cards.

The Company has also launched "***Am-Call Long Distance Service***" and "Am-***Call Global Call Forwarding Service***" in Toronto in December 2002. The Service will provide the cellular phone subscription easy and cost-saving long distance etc. services and roaming service in the world.

Am-Call Long Distance Service

Subscribers can register up to three different phone numbers for this service (e.g. Mobile phone, home phone and business phone). ***Am-Call*** Network recognizes them when he dials in form their pre-registered numbers. No PIN/Password is required. They can still use the service when dialing from any non-registered number by simply entering their own account number and password into system. To facilitate customers who are traveling, subscribers can have toll free access by 1-866-XXX-XXXX anywhere in North America.

Am-Call Global Call forwarding Service

If subscribers are traveling overseas and have access to their local numbers (mobile or landline), they can use ***Am-Call Innovative Global Call Forwarding Service*** to better manage their calls from back home, while at the same time enjoy low long distance rates. They can even change the call forward destination number on the road via the Internet. This is very useful for people who are on the road traveling to multiple destinations.

The Company believes that this *new concept of long distance service* will become very popular and provide tremendous revenue in the future.

Investor Relations

The Company does not have any contract for investor relation activities.